October 20, 2006

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for the year ended December 31, 2005 filed on March 24, 2006

Form 10-Q for fiscal quarters ended March 31, 2006 and June 30, 2006 filed on May 5,

2006 and August 14, 2006, respectively.

File No. 001-16441

Dear Mr. Spirgel:

We are responding to your letter dated October 13, 2006, in which you provided comment on the Crown Castle International Corp. (“the Company”) Annual Report on Form 10-K for the year ended December 31, 2005 and Form 10-Q for fiscal quarters ended March 31, 2006 and June 30, 2006. Set forth below are the Company’s responses to the comments raised in the comment letter. For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of the Company.

Staff Comment 1:

We note your response to comment one. Your proposed disclosures do not adequately clarify your treatment of common stock awards that do not reach market performance targets. Additionally, your response does not address your discussion of retention awards in the subsequent paragraph, the provisions of which “result in forfeiture of any unvested shares in the event the common stock does not achieve the performance target of $42.50 for 10 consecutive trading days.” Please confirm that your policy complies with SFAS 123 and SFAS 123R which both state that a market condition is not considered to be a vesting condition and an award is not deemed to be forfeited solely because a market condition is not satisfied and revise your accounting and/or your disclosures, as applicable, to comply with those standards.

Company Response:

We confirm that our accounting policy, both currently and historically, complies with SFAS 123 and SFAS 123R, and that we do not treat the market conditions in our awards as vesting conditions.

We respectfully submit that in future filings, we will insert the following additional disclosure after the sentence that ends with “will be forfeited at the end of the vesting period (February 23, 2010)” “by the employee. However, to the extent that the requisite service is rendered, compensation cost for accounting purposes will not be reversed; rather it will be recognized regardless of whether or not the $37.07 market performance target is achieved.”

In addition, we respectfully submit that in future filings, to the extent applicable, we will insert additional disclosure related to retention and one-off awards such that the first sentence of the paragraph discussing retention awards will be modified as follows: “The retention awards for the executives and one-off restricted stock awards also contain provisions that result in forfeiture by the employee of any unvested shares in the event the common stock does not achieve the performance market target of $42.50 for 20 consecutive trading days. However, to the extent that the requisite service is rendered, compensation cost for accounting purposes will not be reversed; rather it will be recognized regardless of whether or not the $42.50 market performance target is achieved.”

Finally, the sentence in the retention and one-off awards paragraph mentioned above that begins with “The share price forfeiture provision…” will be modified to begin as follows: “The share price provision. . .”.

Staff Comment 2:

We note your response to comment four and further refer you to paragraph 20 of APB 26 with regard to gains/losses on extinguishment of debt. In future filings, please disclose these amounts separately on the face of your consolidated statement of operations.

Company Response:

We will disclose the amounts related to gains/losses on extinguishment of debt on the face of our consolidated statement of operations in future filings.

Staff Comment 3:

We note your response to comment eight. Refer to the Staff’s guidance set forth in response to question 17 of Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, available on our website at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. Because the amended certifications relate to the entire Form 10-Q filing, the amendment must include the entire filing. Please amend your Form 10-Q as requested in our previous comment.

Company Response:

Based on conversations we have had with your colleagues subsequent to your letter to us dated October 13, 2006, we understand that the Staff is willing to accept the manner in which we filed our amendment to the periodic report on Form 10-Q for the quarterly period ended June 30, 2006, given our particular facts and circumstances, and will not require us to resubmit our Form 10-Q/A.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3083. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155 or Mike Manczka, Vice President of External Reporting at (724) 416-2422.

Sincerely,

/s/ W. Benjamin Moreland
W. Benjamin Moreland Executive Vice President and Chief Financial Officer

Cc:	Kenya Wright Gumbs

Joseph M. Kempf